Exhibit 99.1

West Texas LPG Pipeline Limited Partnership
Financial Statements
The years ended December 31, 2017, 2016 (unaudited) and 2015

Report of Independent Auditors

To the Partnership Committee of West Texas LPG Pipeline Limited Partnership:

We have audited the accompanying financial statements of West Texas LPG Limited Partnership, which comprise the balance sheet as of December 31, 2017, and the related statements of operations, changes in partners’ capital and cash flows for the years ended December 31, 2017 and December 31, 2015.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Partnership’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of West Texas LPG Limited Partnership as of December 31, 2017 and December 31, 2015, and the results of its operations and its cash flows for the years ended December 31, 2017 and December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

Other Matter

The accompanying balance sheet of the Partnership as of December 31, 2016, and the related statements of operations, changes in partners’ capital and cash flows for the year then ended are presented for purposes of complying with Rule 3-09 of SEC Regulation S-X; however, Rule 3-09 does not require the 2016 financial statements to be audited and they are therefore not covered by this report.

/s/PricewaterhouseCoopers LLP
Tulsa, Oklahoma
March 29, 2018

West Texas LPG Pipeline Limited Partnership
Balance Sheets
(Dollars in thousands)

	December 31,
	2017	2016
		(unaudited)
Assets
Current assets
Cash and cash equivalents	$27,927	$3,157
Trade accounts receivable	17,151	13,039
Materials and supplies inventories	2,168	1,947
Other current assets	66	42
Total current assets	47,312	18,185

Property and equipment	831,823	822,380
Accumulated depreciation	(42,308)	(28,466)
Property, plant and equipment, net	789,515	793,914

Other assets	337	365

Total assets	$837,164	$812,464

Liabilities and Partners' Capital
Current liabilities
Accounts payable	$40,919	$12,956
Taxes payable	2,396	2,170
Other current liabilities	459	91
Total current liabilities	43,774	15,217

Environmental reserve	5,964	6,841
Total liabilities	49,738	22,058

Commitments and contingencies (Note 5)
Partners' capital	787,426	790,406
Total liabilities and partners' capital	$837,164	$812,464

See accompanying notes to the financial statements.

West Texas LPG Pipeline Limited Partnership
Statements of Operations
(Dollars in thousands)

	Year Ended December 31,
	2017	2016	2015
		(unaudited)

Revenue	$87,049	$88,467	$100,708

Costs and expenses
Cost of services (exclusive of items shown separately below)	12,336	11,401	10,036
Operations and maintenance	36,510	36,824	28,217
Depreciation	13,842	13,686	13,573
Taxes other than income	2,842	2,651	2,579
Total costs and expenses	65,530	64,562	54,405

Other income (expense), net	53	(22)	(9)

Net income	$21,572	$23,883	$46,294

See accompanying notes to the financial statements.

West Texas LPG Pipeline Limited Partnership
Statements of Changes in Partners' Capital
(Dollars in thousands)

	ONEOK Permian NGL Pipeline LP, LLC	ONEOK Permian NGL Pipeline GP, LLC	Martin Midstream Holdings II, LLC	Martin Midstream Holdings, LLC	Total

Balances - December 31, 2014 (unaudited)	$644,473	$6,509	$161,119	$1,628	$813,729

Net income	36,665	371	9,166	92	46,294
Distributions to partners	(44,352)	(448)	(11,088)	(112)	(56,000)
Balances - December 31, 2015	636,786	6,432	159,197	1,608	804,023

Net income (unaudited)	18,915	191	4,729	48	23,883
Distributions to partners (unaudited)	(29,700)	(300)	(7,425)	(75)	(37,500)
Balances - December 31, 2016 (unaudited)	626,001	6,323	156,501	1,581	790,406

Net income	17,086	172	4,270	44	21,572
Contributions by partners	1,542	16	386	4	1,948
Distributions to partners	(20,988)	(212)	(5,247)	(53)	(26,500)
Balances - December 31, 2017	$623,641	$6,299	$155,910	$1,576	$787,426

See accompanying notes to the financial statements.

West Texas LPG Pipeline Limited Partnership
Statements of Cash Flows
(Dollars in thousands)

	Year Ended December 31,
	2017	2016	2015
		(unaudited)
Cash flows from operating activities:
Net income	$21,572	$23,883	$46,294
Adjustments to reconcile net income and net cash provided by operating activities:
Depreciation	13,842	13,686	13,573
Change in assets and liabilities
Accounts receivable	(4,008)	(4,169)	2,394
Materials and supplies inventories	(221)	59	147
Other current assets	(24)	(42)	1,046
Other assets	28	(365)	—
Accounts payable	23,971	7,797	(5,845)
Taxes other than income	226	88	191
Other current liabilities	368	(219)	310
Environmental reserve	(877)	(1,413)	(581)
Net cash provided by operating activities	54,877	39,305	57,529

Cash flows from investing activities:
Payments for property and equipment	(5,555)	(3,946)	(2,370)
Net cash used in investing activities	(5,555)	(3,946)	(2,370)

Cash flows from financing activities:
Contributions by partners	1,948	—	—
Distributions to partners	(26,500)	(37,500)	(56,000)
Net cash used in financing activities	(24,552)	(37,500)	(56,000)

Net increase (decrease) in cash and cash equivalents	24,770	(2,141)	(841)

Cash and cash equivalents at beginning of period	3,157	5,298	6,139

Cash and cash equivalents at end of period	$27,927	$3,157	$5,298

See accompanying notes to the financial statements.

West Texas LPG Pipeline Limited Partnership
Notes to Financial Statements
(Dollars in thousands, except where otherwise indicated)

(1)	Organization and Basis of Presentation

West Texas LPG Pipeline Limited Partnership (the “Partnership” or “WTLPG”) is a Texas limited partnership. The Partnership was formed in 1999 and owns an approximately 2,300 mile common-carrier pipeline system that transports natural gas liquids (NGLs) from New Mexico and Texas to Mont Belvieu, Texas for fractionation. The partners’ capital interests were owned by the following:

Owner	Interest	Interest Type
ONEOK Permian NGL Pipeline GP, L.L.C	0.8%	General Partner
ONEOK Permian NGL Pipeline LP, L.L.C.	79.2%	Limited Partner
Martin Midstream NGL Holdings, LLC	0.2%	General Partner
Martin Midstream NGL Holdings II, LLC	19.8%	Limited Partner
	100%

ONEOK Permian NGL Pipeline GP, L.L.C. and ONEOK Permian NGL Pipeline LP, L.L.C. are wholly owned subsidiaries of ONEOK, Inc. (“ONEOK”). A subsidiary of ONEOK is also the pipeline operator (“Operator”). Martin Midstream NGL Holdings, LLC and Martin Midstream NGL Holdings II, LLC are wholly owned subsidiaries of Martin Midstream Partners, L.P. (“Martin”).
The operating agreement among the partners provides that net income and distributions are to be allocated among the partner interests in proportion to their respective capital interests. Partners’ liabilities are limited to the amount of capital contributed.
The limited partnership agreement of WTLPG provides that distributions to the partners are to be made on a pro rata basis according to each partner’s ownership interest. Cash distributions to the partners are currently declared and paid by WTLPG each calendar quarter. Any changes to, or suspension of, the cash distributions from WTLPG requires the approval of a minimum of 90 percent of the ownership interest and a minimum of two general partners of WTLPG. Cash distributions are equal to 100 percent of distributable cash as defined in the limited partnership agreement of WTLPG.

(2)	Significant Accounting Policies

(a)    Use of Estimates

Management has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States.  Actual results could differ from those estimates.

(b)    Revenue Recognition

The Partnership’s revenue is derived from fees collected for transporting NGLs. Transportation fees charged to shippers are based on either tariffs regulated by governmental agencies, including the Federal Energy Regulatory Commission ("FERC") and the Railroad Commission of Texas (“RRC”), or contractual arrangements.  Our tariffs specify the maximum rates we may charge our customers and the general terms and conditions for NGL transportation service on our pipelines. Revenue is recognized when transportation services are provided.

(c)    Cash and Cash Equivalents

The Partnership considers all highly liquid cash investments with maturities of three months or less at the time of purchase to be cash equivalents.

(d)    Property and Equipment

Property and equipment is stated at cost, less accumulated depreciation.  Our property and equipment are depreciated using the straight-line method over their estimated useful lives. We periodically conduct depreciation studies to assess the

West Texas LPG Pipeline Limited Partnership
Notes to Financial Statements
(Dollars in thousands, except where otherwise indicated)

economic lives of our assets.  These depreciation studies are completed as a part of our rate proceedings, and the changes in economic lives, if applicable, are implemented prospectively.

Property and equipment on our Balance Sheets includes construction work in process for capital projects that have not yet been placed in service and therefore are not being depreciated. Assets are transferred out of construction work in process when they are substantially complete and ready for their intended use.

Property and equipment consists of the following:

		As of December 31,
	Useful Life	2017	2016
			(unaudited)

Gathering lines and related equipment	20-88	$813,037	$808,519
General plant and other	71-80	8,097	7,811
Construction work in process		10,689	6,050
Property and equipment		831,823	822,380
Accumulated depreciation		(42,308)	(28,466)
Property and equipment, net		$789,515	$793,914

Additions to property and equipment included in accounts payable at December 31, 2017 and 2016 were $3,992 and $486 (unaudited), respectively.

(e)    Impairment of Long-Lived Assets

In accordance with ASC 360-10, long-lived assets, such as property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset.  If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset.  Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell and would no longer be depreciated.  The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet. We determined that there were no asset impairments in 2017 or 2016.

(f)    Asset Retirement Obligations

Asset retirement obligations represent legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal use of the asset.  We are not able to estimate reasonably the fair value of the asset retirement obligations for our assets because the settlement dates are indeterminable given the expected continued use of the assets with proper maintenance. We expect our pipeline assets, for which we are unable to estimate reasonably the fair value of the asset retirement obligation, will continue in operation as long as supply and demand for NGLs exists. Based on the widespread use of NGLs by the petrochemical industry, we expect supply and demand to exist for the foreseeable future.

(g)    Fair Value Measurements and Financial Instruments

We use a valuation framework based upon inputs that market participants use in pricing certain assets and liabilities. These inputs are classified into two categories: observable inputs and unobservable inputs. Observable inputs represent market data obtained from independent sources. Unobservable inputs represent our own market assumptions. Unobservable inputs are used only if observable inputs are unavailable or not reasonably available without undue cost and effort. The two types of inputs are further prioritized into the following hierarchy:

West Texas LPG Pipeline Limited Partnership
Notes to Financial Statements
(Dollars in thousands, except where otherwise indicated)

Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that reflect the entity's own assumptions and are not corroborated by market data.

We classify the fair value of an asset or liability based on the lowest level of input significant to its measurement. A fair value initially reported as Level 3 will be subsequently reported as Level 2 if the unobservable inputs become inconsequential to its measurement, or corroborating market data becomes available. Asset and liability fair values initially reported as Level 2 will be subsequently reported as Level 3 if corroborating market data becomes unavailable.

Our financial instruments consist of cash and cash equivalents, accounts receivable, and accounts payable. The carrying amounts of financial instruments approximate fair value due to their short maturities. Our cash and cash equivalents are comprised of bank and money market accounts and are classified as Level 1.

(h)    Operating and Maintenance Expenses

Operating and maintenance expenses are incurred by the Operator and charged to us for the cost of personnel that operate the pipeline and other operating costs.  Where costs are incurred specifically on our behalf, the costs are billed directly to us by the Operator. In other situations, the costs may be allocated to us through a variety of methods, depending upon the nature of the expense and activities. Under our operating agreement, we are required to reimburse the Operator for such operating expenses.

(i)    Environmental Reserves

Our policy is to accrue for losses associated with environmental remediation obligations when such losses are probable and reasonably estimable.  We routinely conduct reviews of potential environmental issues and claims that could impact our assets or operations. These reviews assist us in identifying environmental issues and estimating the costs and timing of remediation efforts. In making environmental liability estimations, we consider the material effect of environmental compliance, pending legal actions against us and potential third-party liability claims. Accruals for estimated losses from environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study. Such accruals are adjusted as further information develops or circumstances change.  These revisions are reflected in our income in the period in which they are probable and can be reasonably estimated. Estimated future expenditures for environmental remediation obligations are not discounted to their present value. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable.

(j)    Accounts Receivable and Allowance for Doubtful Accounts.

Trade accounts receivable are recorded at the invoiced amount and do not bear interest.  We assess collectability at the inception of an arrangement based upon credit ratings and prior collections history. In general, we conduct business with customers with whom we have a long collection history. As a result, we have not experienced significant credit losses nor has our revenue recognition been impacted due to assessments of collectability. We have not recorded an allowance for doubtful accounts as of December 31, 2017 or 2016, as all accounts receivable were determined to be collectible.

(k)    Transportation Imbalances
In the course of transporting NGLs for others, we may receive for redelivery different quantities of NGLs than the quantities we ultimately redeliver. Beginning in 2016 we record these differences as transportation and exchange imbalance receivables or payables that are subject to cash-out provisions. Imbalance receivables are included in accounts receivable, and imbalance payables are included in accounts payable on the balance sheet at current market prices in effect for the reporting period of the outstanding imbalances. As of December 31, 2017 and 2016, we had imbalance receivables and payables totaling $8,409 and $6,066 (unaudited), respectively.

(l)    Concentration of Credit Risk

Substantially all of our accounts receivable at December 31, 2017 and 2016, results from transportation fees earned from companies in the oil and gas industry and transportation imbalances. This concentration of customers may impact our overall credit risk, either positively or negatively, in that these entities may be similarly affected by industry-wide changes in

West Texas LPG Pipeline Limited Partnership
Notes to Financial Statements
(Dollars in thousands, except where otherwise indicated)

economic or other conditions. Such receivables are generally not collateralized. However, we perform credit evaluations on all our customers to minimize exposure to credit risk. During the years ended December 31, 2017 and 2016 (unaudited), credit losses were not material.

As of December 31, 2017, accounts receivable includes receivables from two customers representing 47% and 13% of total accounts receivable. As of December 31, 2016, accounts receivable includes receivables from two customers representing 45% (unaudited) and 15% (unaudited) of total accounts receivable.

For the year ended December 31, 2017, revenue includes transportation fees received from three customers representing 23%, 16% and 15% of total revenue, respectively. For the year ended December 31, 2016, revenue includes transportation fees received from two customers representing 18% (unaudited) and 12% (unaudited) of total revenue, respectively. For the year ended December 31, 2015, revenue includes transportation fees received from two customers representing 32% and 13% of total revenue, respectively.

(m)    Income Taxes

We are a limited partnership for federal and state income taxes. Income taxes are the responsibility of our members and are not reflected in our financial statements.
(n) Materials and Supplies Inventory

The cost of materials, supplies and other inventories is principally determined using the average-cost method.

(o)    Subsequent Events

We have evaluated subsequent events through March 29, 2018, the date our financial statements were available, and we believe all required subsequent events disclosures have been made.

(p)    Recent Accounting Pronouncements

In August 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-15, Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments. This ASU is intended to clarify the presentation of cash receipts and payments in specific situations. The amendments in this ASU are effective for financial statements issued for annual periods beginning after December 15, 2018. We do not anticipate that ASU 2016-15 will have a material effect on our financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, Leases.  This ASU amends the existing accounting standards for lease accounting, including requiring lessees to recognize most leases on their balance sheets and making targeted changes to lessor accounting. ASU 2016-02 is effective for annual reporting periods beginning after December 15, 2019. The standard requires a modified retrospective transition approach for all leases existing at, or entered into after, the date of initial application, with an option to use certain transition relief.  We are evaluating the effect that ASU 2016-02 will have on our financial statements and related disclosures.

In July 2015, the FASB issued ASU No. 2015-11, Inventory: Simplifying the Measurement of Inventory, which applies only to inventory for which cost is determined by methods other than last-in, first-out and the retail inventory method. This includes inventory that is measured using first-in, first-out or average cost. Inventory within the scope of this standard is required to be measured at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The new standard will be effective on January 1, 2018. We do not expect the financial impact of adopting this guidance to be material.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers. The standard outlines the principles an entity must apply to measure and recognize revenue for entities that enter into contracts to provide goods or services to their customers. The ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. The new standard is effective for WTLPG on January 1, 2019, however early adoption is permitted. We adopted the standard on January 1, 2018. We have completed a detailed review of the impacts of the application of the new standard for all

West Texas LPG Pipeline Limited Partnership
Notes to Financial Statements
(Dollars in thousands, except where otherwise indicated)

tariffs. We have also implemented new controls and processes designed to comply with ASU 2014-09. The adoption of ASU 2014-09 is not expected to be material to our financial statements and related disclosures.

(3)	Related Party Transactions

We provide transportation services to affiliates of our partners. Affiliate services are recorded on the same basis as services to unaffiliated customers.

We do not have any employees; therefore, the Operator’s employees support and maintain our assets as provided by the terms of the operating agreement. We reimburse the Operator for direct costs of all compensation, benefits, employer taxes and other employer expenses for these employees. We also reimburse the Operator for direct third party costs incurred on our behalf such as costs for materials, supplies and other charges. Pursuant to the operating agreement, we pay a management fee, which is reflected in operations and maintenance expenses in our Statements of Operations, to the Operator for administrative costs associated with operating our pipelines.

We also lease an approximate 300 mile pipeline, the Mesquite Pipeline, from affiliates of ONEOK.

The following table sets forth the transactions with related parties for the periods indicated:

	For the years ended December 31,
	2017	2016	2015
		(unaudited)

Revenues	$13,309	$7,606	$6,400

Expenses:
Operating costs	$11,096	$11,476	$11,687
Administrative costs	5,608	5,546	5,454
Total Expenses	$16,704	$17,022	$17,141

As of December 31, 2017 and 2016, we had accounts payable to the Operator of $39,306 and $11,038 (unaudited), respectively, related to management fees and reimbursements of expenses. As of December 31, 2017 and 2016, we had accounts receivable from affiliates of ONEOK of $8,042 and $5,886 (unaudited), respectively, related to amounts due for transportation services provided and imbalance receivables.

(4)	Operating Leases

We have non-cancelable operating leases primarily for the Mesquite Pipeline and other equipment. The leases generally provide that all expenses related to the equipment are to be paid by the lessee.

Our future minimum lease obligations as of December 31, 2017 consist of the following:

2018	$2,667
2019	2,646
2020	2,306
2121	920
2022	—
Thereafter	—
Total	$8,539

Lease expense for operating leases for the years ended December 31, 2017, 2016 and 2015 was $8,534, $7,683 (unaudited) and $2,828 respectively.

West Texas LPG Pipeline Limited Partnership
Notes to Financial Statements
(Dollars in thousands, except where otherwise indicated)

(5)	Commitments and Contingencies

2015 Rate Complaints - On July 1, 2015, WTLPG began charging market-based common carrier rates under a tariff on file with the Railroad Commission of Texas (RRC). Certain shippers filed complaints with the RRC challenging the increased rates WTLPG implemented effective July 1, 2015. The complainants requested that the rate increases be suspended until the RRC has determined appropriate new rates. On March 8, 2016, the RRC issued an order directing that WTLPG’s rates “in effect prior to July 1, 2015, are the lawful rates for the duration of this docket unless changed by Commission order.” The RRC indicated that WTLPG’s rates should be reviewed on a market basis, without consideration of cost of service, if market information is available.

In September 2017, the Hearings Examiner issued a Proposal for Decision (PFD) that, in aggregate, recommended in an increase in WTLPG’s rates compared with the rates in effect prior to July 1, 2015, and authorized the true-up of the rates that had been in effect since the complaint originated in August 2015. The PFD came before the Commissioners for consideration in January 2018, at which time they declined to vote on the PFD and instead remanded the case back to the Hearings Examiner “for the limited scope of admitting and considering additional relevant evidence on the common carrier market, competition, transportation options, and pricing in the Permian Basin, Barnett Shale and Haynesville Shale markets, including pertinent market studies and/or analysis.” A procedural schedule has not yet been established for the remand proceeding.

Because of the uncertainty surrounding the rate complaints, we cannot estimate a reasonably possible range of potential exposure at this time. However, it is reasonably possible that the ultimate resolution of this matter could result in future charges that may be material to our results of operations.

Occidental Energy Marketing, Inc. v. WTLPG - On December 19, 2014, Occidental Energy Marketing, Inc. (Oxy) filed a lawsuit against WTLPG in state court in Houston, Texas asserting breach of contract and related claims arising from allegations that during a period from 2010 through 2014, WTLPG failed to redeliver approximately 11.7 million gallons of product received by WTLPG from Oxy. Oxy asserts approximately $11 million in damages. In August 2016, the Court granted summary judgment in favor of WTLPG on all of Oxy’s claims. In January 2017, the Court entered Final Judgment in favor of WTLPG, including an award of $257 thousand in attorneys’ fees. Oxy filed a Notice of Appeal in January 2017. All briefs have been filed and the oral argument was heard by the Texas Court of Appeals in November 2017. We are awaiting a decision from the Court.

Because of the uncertainty surrounding the Oxy litigation, we cannot estimate a reasonably possible range of potential exposure at this time. However, it is reasonably possible that the ultimate resolution of this matter could result in future charges that may be material to our results of operations.

Other Legal Proceedings - From time to time, we are involved in legal or administrative proceedings or claims, which arise in the ordinary course of business. While such matters always contain an element of uncertainty, we believe that matters of which we are aware will not individually or in the aggregate have a material adverse effect on our financial position, results of operations or cash flows.